Contact

www.linkedin.com/in/mark-desantis-21480 (LinkedIn)
www.heinz.cmu.edu/faculty-and-research/faculty-profiles/faculty-details/index.aspx (Other)
www.cmu.edu/engineering/etim/about-us/faculty/index.html (Other)
bloomfield.ai/ (Company)

Top Skills

Business Planning
Entrepreneur
Access

Languages

French (Professional Working)

Mark DeSantis

Chief Executive Officer at Bloomfield Robotics
Pittsburgh, Pennsylvania, United States

Summary

Serial tech entrepreneur, lecturer and educator always looking for interesting things to do.

Experience

Bloomfield Robotics

Chief Executive Officer
October 2019 - Present (2 years 11 months)
Greater Pittsburgh Area

Responsible for driving the growth and evolution of the company, including fundraising, strategy and business development.

Cascadia Capital

Executive Director & Senior Adviser
January 2021 - Present (1 year 8 months)
Pittsburgh, Pennsylvania, United States

Help identify and assess emergiing trends and opportunities in robotics and artificial intelligence.

MIR Ventures

Strategic Advisor
October 2018 - Present (3 years 11 months)
Palo Alto, California

Assist fund management in assessing and evaluating venture opportunities.

Afthonia Lab Pvt Ltd

Advisor
August 2019 - Present (3 years 1 month)
Mumbai, Maharashtra, India

Provide advice and support to one of India's leading Fintech accelerators.

Carnegie Mellon University's College of Engineering

Adjunct Professor
January 2017 - Present (5 years 8 months)

Pittsburgh, Pennsylvania

Teaching graduate courses in technology entrepreneurship and innovation.

Carnegie Mellon University - Heinz College of Information Systems and Public Policy
Adjunct Professor
April 1998 - Present (24 years 5 months)
Pittsburgh, Pennsylvania

Teaching graduate courses in technology entrepreneurship and strategy.

LogiNext
Strategic Advisor
January 2014 - Present (8 years 8 months)
Mumbai Area, India

LogiNext Solutions is a privately held big data analytics start-up, that provides real-time visibility and optimization solutions to logistics companies across different segments starting from First Mile, Long Haul, Last Mile and Reverse Logistics.

RoadBotics
Cofounder & CEO
December 2016 - August 2019 (2 years 9 months)
Greater Pittsburgh Area

RoadBotics is an industry leader in road assessments. At RoadBotics, we provide objective road assessments to over 100 customers across the world and help them fix the right roads at the right time. Our mission is to drive objective infrastructure decisions and help improve critical infrastructure that impacts people's lives every day.

Princeton University
Guest Lecturer
November 2016 - April 2017 (6 months)
Princeton, New Jersey

Guest lecturer on the topic of tech innovation and entrepreneurship in the School of Civil and Environmental Engineering at Princeton University.

Zulama
Adviser
February 2010 - April 2017 (7 years 3 months)
Greater Pittsburgh Area

Through hands-on, project-based learning, Zulama students develop portfolios and skills they need to be successful in today's global workforce. Students are prepared to pursue careers not only in the game industry, but a wide variety of fields that combine creativity and Science, Technology, Engineering, and Mathematics (STEM).

kWantera

9 years 10 months

Board Member

March 2007 - December 2016 (9 years 10 months)

kWantera is changing the way energy is bought, sold, and consumed with the goal of providing lower costs for buyers and higher profitability for sellers. The flexible yet complex nature of wholesale power markets gives almost anyone the opportunity, but no useful tools, to capture the daily savings and profit opportunities in these evolving markets.

Executive Chairman & Cofounder

August 2013 - November 2016 (3 years 4 months)

CFTC registered commodity pool operator which leverages day-ahead and real-time predictive analytics in the US power markets. kWantix was acquired by Moody Aldrich Partners.

CEO & Cofounder

March 2007 - March 2016 (9 years 1 month)

kWantera is changing the way energy is bought, sold, and consumed with the goal of providing lower costs for buyers and higher profitability for sellers. The flexible yet complex nature of wholesale power markets gives almost anyone the opportunity, but no useful tools, to capture the daily savings and profit opportunities in these evolving markets.

Cepstral LLC

Board Member

May 2002 - April 2012 (10 years)

At Cepstral®, Text-to-Speech is our only focus. We make realistic synthetic voices that can say anything, anywhere, with personality and style. From the smallest device to large installations and high-end interactive media, Cepstral voices can bring fresh content to your ears, on demand.

Think Through Learning Inc.

CEO & Board Member

January 2009 - September 2010 (1 year 9 months)

Think Through Learning provided personalized, one-to-one tutoring that goes way beyond homework help and was acquired by Imagine Learning.

Geospatial Systems, Inc.
Board Member
January 2005 - April 2010 (5 years 4 months)

Geospatial Systems, Inc. (GSI) served the Homeland Security, Department of Defense, and Environmental monitoring markets using proprietary optical and radar sensor technology to create state of the art situational awareness systems and was acquired by Teledyne Optech.

ANGLE plc
Managing Directer
2005 - 2007 (2 years)

HyperActive Technologies
Adviser/Consultant
February 2001 - March 2005 (4 years 2 months)

HyperActive Technologies provided quick-service and fast-casual restaurants with outdoor digital displays, order confirmation software, and drive-thru service timers and was acquired by Acrelec Group.

ACM Composites
Adviser/Consultant
February 1999 - February 2005 (6 years 1 month)

ACM Composites provided various sectors, mainly transport, defense, agriculture, electrical components, sporting goods and renewable energy with composite materials and was acquired by the Soucy Group.

Software Engineering Institute | Carnegie Mellon University
Visiting Scientist/Adviser
1999 - 2000 (1 year)

Consulted with the CEO of SEI to oversee the creation and development of various commercialization efforts in cyber-security related initiatives.

Freemarkets Inc
Adviser/Consultant
February 1998 - December 1999 (1 year 11 months)

Freemarkets was an online commodity auction platform and was acquired by Ariba.

Education

George Mason University - Schar School of Policy and Government
PhD

American University
MS

University of Dayton
MBA

University of Dayton
BA